UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Globant S.A.

(Name of Issuer)

Common Shares, $1.20 par value

(Title of Class of Securities)

L44385 109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons FTVentures Management III, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 4,660,674(1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 4,660,674(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,660,674(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 14.0%(2)

12	Type of Reporting Person OO

(1)         See Item 4.

(2)         Based on 33,345,158 Common Shares outstanding.

1	Names of Reporting Persons FTVentures III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 4,660,674(1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 4,660,674(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,660,674(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 14.0%(2)

12	Type of Reporting Person PN

(1)         See Item 4.

(2)         Based on 33,345,158 Common Shares outstanding.

1	Names of Reporting Persons FTVentures III-N, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 4,660,674(1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 4,660,674(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,660,674(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 14.0%(2)

12	Type of Reporting Person PN

(1)         See Item 4.

(2)         Based on 33,345,158 Common Shares outstanding.

1	Names of Reporting Persons Bradford Bernstein

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 4,660,674(1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 4,660,674(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,660,674(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 14.0%(2)

12	Type of Reporting Person IN

(1)         See Item 4.

(2)         Based on 33,345,158 Common Shares outstanding.

1	Names of Reporting Persons Richard Garman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 4,660,674(1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 4,660,674(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,660,674(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 14.0%(2)

12	Type of Reporting Person IN

(1)         See Item 4.

(2)         Based on 33,345,158 Common Shares outstanding.

1	Names of Reporting Persons James Hale

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 4,660,674(1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 4,660,674(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,660,674(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 14.0%(2)

12	Type of Reporting Person IN

(1)         See Item 4.

(2)         Based on 33,345,158 Common Shares outstanding.

1	Names of Reporting Persons David Haynes

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 4,660,674(1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 4,660,674(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,660,674(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 14.0%(2)

12	Type of Reporting Person IN

(1)         See Item 4.

(2)         Based on 33,345,158 Common Shares outstanding.

1	Names of Reporting Persons Robert Huret

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 4,660,674(1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 4,660,674(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,660,674(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 14.0%(2)

12	Type of Reporting Person IN

(1)         See Item 4.

(2)         Based on 33,345,158 Common Shares outstanding.

1	Names of Reporting Persons Christopher Winship

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 4,660,674(1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 4,660,674(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,660,674(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 14.0%(2)

12	Type of Reporting Person IN

(1)         See Item 4.

(2)         Based on 33,345,158 Common Shares outstanding.

Item 1(a)	Name of Issuer: Globant S.A.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 5 rue Guillaume Kroll, L-1882, Luxembourg

Item 2(a)

Name of Person Filing:

This Schedule 13G is being filed jointly by FTVentures Management III, L.L.C., FTVentures III, L.P., FTVentures III-N, L.P. (collectively, the “Reporting Entities”), Bradford Bernstein, Richard Garman, James Hale, David Haynes, Robert Huret and Christopher Winship (collectively, the “Reporting Individuals,” and together with the Reporting Entities, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date of this filing, a copy of which is filed with this Schedule 13G as Exhibit A attached hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 555 California Street, Suite 2900, San Francisco, California 94104.

Item 2(c)

Citizenship:

FTVentures Management III, L.L.C. is a limited liability company organized under the laws of the State of Delaware. Each of FTVentures III, L.P. and FTVentures III-N, L.P. is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Individuals is a resident of the United States.

Item 2(d)	Title of Class of Securities: Common Shares, par value $1.20 per share (the “Common Shares”).
Item 2(e)	CUSIP Number: L44385 109

Item 3	Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):
Not applicable

Item 4	Ownership:

(a)

Amount beneficially owned:

Each of the Reporting Persons may be deemed to own beneficially 4,660,674 Common Shares as of December 31, 2014.

As of December 31, 2014, FTVentures III, L.P. was the record owner of 4,420,966 Common Shares.  As of December 31, 2014, FTVentures III-N, L.P. was the record owner of 239,708 Common Shares.

The shares held of record by FTVentures III, L.P. and FTVentures III-N, L.P. are referred to herein collectively as the “Record Shares.” By virtue of the affiliate relationships among the Reporting Entities, each of the Reporting Entities may be deemed to own beneficially all of the Record Shares, and as managing members of FTVentures Management III, L.L.C. having voting and dispositive authority over the Record Shares, each of the Reporting Individuals may be deemed to beneficially own all of the Record Shares.   Hence, each of the Reporting Persons may be deemed to beneficially own 4,660,674 Common Shares.

Each of the Reporting Persons expressly disclaims beneficial ownership of any Common Shares of Globant S.A., except for FTVentures III, L.P. and FTVentures III-N, L.P., in each case, for the Common Shares which it holds of record as provided in the prior paragraph.

(b)

Percent of class:

FTVentures Management III, L.L.C.:  14.0%

FTVentures III, L.P.:  14.0%

FTVentures III-N, L.P.:  14.0%

Bradford Bernstein:  14.0%

Richard Garman:  14.0%

James Hale:  14.0%

David Haynes:  14.0%

Robert Huret:  14.0%

Christopher Winship:  14.0%

The foregoing percentages are calculated using the 33,345,158 Common Shares outstanding as of September 30, 2014, as disclosed in Globant S.A.’s press release entitled “Globant Reports Third Quarter Financial Results - Revenue and Earnings Momentum Continues” filed under the cover of Form 6-K filed with the United States Securities and Exchange Commission on November 10, 2014.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0 shares for each Reporting Person
(ii)

Shared power to vote or to direct the vote:

FTVentures Management III, L.L.C.:  4,660,674

FTVentures III, L.P.:  4,660,674

FTVentures III-N, L.P.:  4,660,674

Bradford Bernstein:  4,660,674

Richard Garman:  4,660,674

James Hale:  4,660,674

David Haynes:  4,660,674

Robert Huret:  4,660,674

Christopher Winship:  4,660,674

(iii) Sole power to dispose or to direct the disposition of: 0 shares for each Reporting Person
(iv)

Shared power to dispose or to direct the disposition of:

FTVentures Management III, L.L.C.:  4,660,674

FTVentures III, L.P.:  4,660,674

FTVentures III-N, L.P.:  4,660,674

Bradford Bernstein:  4,660,674

Richard Garman:  4,660,674

James Hale:  4,660,674

David Haynes:  4,660,674

Robert Huret:  4,660,674

Christopher Winship:  4,660,674

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable. The Reporting Persons expressly disclaim membership in a “group” as such term is used in Section 13d-1(b)(1)(ii)(K).

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:
Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Joint Filing Agreement attached as Exhibit A hereto.

Dated:  February 13, 2015

FTVENTURES MANAGEMENT III, L.L.C.		FTVENTURES III, L.P.
By: FTVentures Management III, L.L.C., its general partner

By:	/s/ Richard Garman	By:	/s/ Richard Garman
Name:	Richard Garman	Name:	Richard Garman
Its:	Managing Member	Its:	Managing Member

FTVENTURES III-N, L.P.
By: FTVentures Management III, L.L.C., its general partner

By:	/s/ Richard Garman
Name:	Richard Garman
Its:	Managing Member

By:	/s/ Bradford Bernstein	By:	/s/ Richard Garman
	Bradford Bernstein		Richard Garman

By:	/s/ James Hale	By:	/s/ David Haynes
	James Hale		David Haynes

By:	/s/ Robert Huret	By:	/s/ Christopher Winship
	Robert Huret		Christopher Winship